1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated May 10, 2005	4
1.2	Press Release dated May 10, 2005	20

FORWARD-LOOKING STATEMENTS

The Announcement and Press Release of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the expected benefit of any acquisition, the future prospects of and our ability to integrate the acquired business, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through acquisitions.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: May 10, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8282)

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FORWARD-LOOKING STATEMENTS

This announcement contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information—Risk Factors” section of the Company’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8282)

FIRST QUARTERLY RESULTS FOR 2005

HIGHLIGHTS

•	Total revenues were US$35.3 mn, up 36% from the same period last year and up 2% from the last quarter.

•	Net income was US$9.2 mn, up 10% from the same period last year and up 12% from the last quarter.

•	Wireless internet revenue was US$33.4 mn, up 40% from the same period last year and up 5% from the last quarter.

•	Revenue from our Voice services (including IVR and RBT) was US$11.0 mn, up 93% from the same period last year and up 22% from the last quarter.

•	Gross balance of cash and marketable securities totalled US$188.1 mn at the end of the quarter.

CHAIRMAN’S STATEMENT

I am pleased to announce the results of TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries (collectively referred to as the “Group”) for the first quarter ended March 31, 2005.

FINANCIAL HIGHLIGHTS

During the quarter, the Company increased its profitability and continued growth in revenues. For the first quarter of 2005:

•	Total revenues were US$35.3 million (“mn”), up 36% from the same period last year and up 2% from the last quarter.

•	Net income was US$9.2 mn, up 10% from the same period last year and up 12% from the last quarter.

•	Wireless internet revenue was US$33.4 mn, up 40% from the same period last year and up 5% from the last quarter.

•	Revenue from our Voice services (including IVR and RBT) was US$11.0 mn, up 93% from the same period last year and up 22% from the last quarter.

•	Gross balance of cash and marketable securities totalled US$188.1 mn at the end of the quarter.

FINANCIAL REVIEW

The Group’s unaudited consolidated revenues for the three months ended March 31, 2005 were US$35.3 mn, an increase of 36% over the same period in 2004 and an increase of 2% quarter on quarter. These results include revenues from our acquisition of Indiagames, from the end of February, which contributed about one percent of the Group’s total revenues for the period. Indiagames revenues are included in our wireless internet services revenue.

Excluding Indiagames, wireless internet services revenues were US$33.0 mn, up 38% year-on-year (YoY) and 3% quarter-on-quarter (QoQ). As discussed in our previous set of results, we expected a decline in MMS (“Multimedia Messaging Service”) revenues, due to mobile operators migrating MMS services to the new MISC (“Mobile Information Service Centre”) platform. This decline was offset by continued sequential growth in our other wireless Internet service offerings, including WAP (“Wireless Application Protocol”), IVR (“Interactive Voice Response”) and RBT (“Ringback Tones”).

Online advertising revenues were US$1.6 mn, representing a 30% increase from the same period in 2004 but a 22% decrease QoQ. This decline in online advertising revenues is attributable to the traditionally slow period of the first three months of the year during which online advertising spending is tempered across the industry.

Gross profit was US$13.9 mn representing a 3% increase from the same period last year, but a 9% decline QoQ. Gross margin was 39% during the quarter, compared to 52% in the same period last year and 44% last quarter. This decline was driven primarily by relatively higher network transmission costs as we sent out a higher volume of messages and realised a lower than expected revenue confirmation rates in our SMS and MMS product lines. To a lesser extent, gross margins were also impacted by higher content and marketing costs, as we build closer relationships with both our media partners and end users.

Total operating expenses were US$5.8 mn, up 14% from the same period last year, but down 29% QoQ. Lower expense levels were mainly due to (a) a reduction in amortisation expenses of intangibles related to prior acquisitions and (b) lower branding event expenses from the last quarter where the Company held one-time events, including an event to celebrate China’s Olympic athletes.

As such, operating income was US$8.1 mn, up 13% QoQ, but still 4% lower than the same period last year, as the wireless Internet industry stabilizes from past mobile operator regulatory activities.

Interest income for the quarter was US$1.1 mn compared to similar levels from the previous quarter.

Net profit after tax (“NPAT”) was US$ 9.2 mn, an increase of 10% from the same period last year and up 12% QoQ. Net margin rebounded to 26% in the first quarter, from 24% in the previous quarter due to lower amortisation and marketing expenses. Net margins in the same period last year were 32%.

US GAAP basic earnings per American Depository Share were US$ 18.8 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$ 0.24 cents for the quarter. Shares used in computing US GAAP basic earnings per American Depository Share were 48,702,500 shares and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 3,896,200,000.

US GAAP diluted earnings per American Depository Share were US$ 17.4 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$ 0.22 cents for the quarter. Shares used in computing US GAAP diluted earnings per American Depository Share were 52,504,444 shares and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,200,355,503. Diluted share calculation includes the issuance of 304,155,503 new Hong Kong ordinary shares in the Company as of April 25, 2005, to settle the new share portion related to our acquisition of Puccini.

Our gross balance of cash and marketable securities was US$188.1 mn at the end of the first quarter compared to US$195.8 mn at the end of the fourth quarter of 2004 and US$205.4 mn for the first quarter in 2004.

BUSINESS REVIEW

Wireless Internet Services

During the quarter, we experienced moderate overall revenue growth as our MMS services were temporarily disrupted by the MISC platform migration, but these were offset by our diversity in various other wireless Internet service offerings. More importantly however, we believe we continued to strengthen our position as one of the leading wireless Internet service providers in China. During the quarter, we broadened our reach to the Chinese mass market via traditional TV and radio broadcasters relationships as well as building closer ties to media partners who are seeking to leverage our service offerings to better monetize their assets and engage in increased interactivity with our/their users via mobile devices. Although our margin levels declined slightly this quarter, we believe our focus on developing relationships with various distribution channels and media partners, as well our diverse offerings of mobile Internet services, provide us with scale advantages which we will seek to leverage to be the Chinese wireless Internet industry’s preferred partner of choice.

Our acquisition of Treasure Base is but one example of this strategy and during the quarter we continued to leverage this in-house expertise to further differentiate our product offerings and bring together wireless interactivity with additional traditional broadcast media partners. Treasure Base is a leading wireless entertainment and sports service provider, which holds exclusive rights with major TV channels in China for the provision of wireless entertainment content utilizing TV media, including CCTV-5. Other key strategic relationships forged during the first quarter include alliances with Reuters, China National Radio, and Samsung.

Total wireless Internet service revenues (including Indiagames) were US$33.4 mn for the first quarter of 2005, an increase of 40% over the same period last year and 5% from the previous quarter. Wireless internet revenues accounted for 95% of our total revenues in the first quarter.

After our acquisition of Indiagames in 1Q05, we breakdown our wireless Internet business into 4 key categories and 6 sub-categories, namely: (1) SMS or 2G (2nd Generation services) (2) 2.5G services consisting of MMS and WAP (3) Voice services consisting of IVR and RBT and (4) Other, currently consisting of Indiagame revenues.

SMS services

SMS revenues in 1Q05 were US$12.6 mn, representing an increase of 13% from the previous quarter, but still 14% lower than the revenue levels we achieved in the same period last year, before regulatory and MISC platform migration events begun. We believe a more stable operating environment post the migration of the SMS MISC system in conjunction with our ability to promote SMS services and leverage additional distribution partners in TV and radio, helped drive this rebound.

2.5G services

MMS revenues in 1Q05 were US$1.9 mn, representing a decline of 66% from the prior quarter, but still nearly 200% higher than the same period last year. This decline was due to migration to the new MMS MISC platform, which primarily impacted our business during the first two months of the quarter. In March, we began to see a stabilization in our MMS business as the bulk of billing platform migration had occurred. This said, we continue to believe that MMS is a transitory product category and do not expect much significant growth once the MMS MISC platform becomes more stable.

WAP revenues in 1Q05 were US$7.5 mn, representing an increase of 22% QoQ and 171% YoY. Growth in WAP services can be attributed to WAP being a major focus of mobile operators this year to drive growth of their own wireless data business in preparation for 3G. In addition, we have developed branded WAP content channels with media partners, such as Reuters, which we began to market during the quarter.

Voice services

IVR revenues in 1Q05 were US$8.3 mn, representing an increase of 23% QoQ and 46% YoY. Growth in IVR services can also be attributed to mobile operator promotion and broader distribution through our media alliances, as IVR currently only has low penetration rates across the mobile user base, although all handsets support IVR services. In addition, growth was driven through our own cross-marketing activities to our existing SMS user base and through product development of IVR based music services.

RBT revenues in 1Q05 were US$2.7 mn, representing an increase of 21% QoQ. We did not have RBT revenues in the same period last year. Similar to WAP and IVR, RBT is a new service offering with relatively low penetration rates across the mobile industry, which the mobile operators are interested in actively developing. During the quarter, we helped premier 15 Mandarin pop music albums where RBT/IVR releases were either at the same time as traditional distribution of these music albums or exclusively over mobile media. We believe this is an example of our focus on delivering innovative music products/services to Chinese consumers.

Indiagames

Effective February 24, 2005, the Company, acquired 76.29% of the issued and paid-up capital of Indiagames for a cash consideration totalling US$13,731,739. Then on April 29, 2005, the Company announced that Cisco and Macromedia would invest a total of US$4.0 mn for a combined 18.18% of Indiagames in new shares. As result of this investment, we will not invest an additional US$ 4.0 mn in new shares. Following Cisco and Macromedia’s investments, TOM Online’s share in Indiagames will be diluted to 62.42% from 76.29%. Indiagames’ original shareholders and management, including its founder Vishal Gondal, will hold a 19.4% stake in the company.

For the roughly one-month period in which we consolidated Indiagames into our Group financials, Indiagames generated US$ 445,000 in revenues, driven primarily by mobile game revenues in India, Western Europe, North America and other Asian markets.

We envision synergy coming from better visibility to future technology developments related to Internet and wireless applications, the investors’ existing client network and relationships globally, and their marketing expertise and resources. Indiagames will also publish and support all its content on the Macromedia Flash Lite ™ platform which is already experiencing good market penetration in Japan and is expanding worldwide.

Portal and Online Advertising

Online advertising revenues were US$ 1.6 mn in 1Q05, representing a decline of 22% QoQ, but still 30% higher than online advertising revenues in the same period last year. This decline in online advertising revenues is attributable to the traditionally slow period of the first three months of the year during which online advertising spending is tempered across the industry.

Whilst the magnitude of this seasonal decline was greater than we had anticipated, we continue to be committed to developing our portal as an integral part of our overall strategy to be the leading wireless Internet company in China. During the quarter, we continued to work with Skype to develop a customized version of Skype catering to the Chinese mainland market under the TOM-Skype brand. In addition, we are seeking to develop TOM-Skype value added services for the China market over the coming quarters in close cooperation with Skype and Chinese telecom operators.

Moreover, we launched a new casual games portal to provide a platform for the various game developers in the market to reach our large online user base. Lastly, we continued to experience solid growth in our user base during the quarter and continue to enhance core Internet services, such as our free email service, where we recently upgraded individual account storage capacity to 1.5 Gbytes as well as enhancing spam/security features.

BUSINESS OUTLOOK

With a stabilized environment for the Company’s wireless Internet business and continued enhancement of its online services, I believe the Company’s prospects for the remainder of the year continue to be strong and I expect continued growth in both revenues and net income.

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

Frank Sixt
Chairman

Hong Kong, May 10, 2005

UNAUDITED CONSOLIDATED BALANCE SHEETS

	Audited December 31, 2004	Unaudited March 31, 2005
	(in thousand of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents	79,320	74,050
Restricted cash	—	300
Accounts receivable, net	26,369	30,111
Prepayments	4,116	4,550
Deposits and other receivables	2,343	2,841
Due from related parties	159	159
Inventories	113	81

Total current assets	112,420	112,092
Available-for-sale securities	116,471	114,048
Investment under cost method	1,494	1,494
Long-term deposits	240	240
Property and equipment, net	11,927	13,066
Deferred tax assets	348	350
Goodwill, net	158,494	170,189
Intangibles, net	1,707	2,133

Total assets	403,101	413,612

Liabilities and shareholders’ equity
Accounts payable	2,778	3,849
Other payables and accruals	10,834	12,047
Income tax payable	543	971
Deferred revenues	122	97
Consideration payables	133,613	133,613
Due to related parties	20,331	20,818

Total current liabilities	168,221	171,395

Total liabilities	168,221	171,395
Minority interests	456	946

	168,677	172,341

Shareholders’ equity:
Share capital	4,995	4,995
Paid-in capital	260,867	260,867
Statutory reserves	9,452	9,452
Accumulated other comprehensive losses	(670)	(2,984)
Accumulated deficit	(40,220)	(31,059)

Total shareholders’ equity	234,424	241,271

Total liabilities, minority interests and shareholders’ equity	403,101	413,612

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended March 31,
		2004	2005
		(in thousand of U.S. dollars, except number of shares)
Revenues:
Wireless internet services		23,836	33,440
Advertising		1,222	1,585
Commercial enterprise solutions		830	256
Internet access		68	—

Total revenues		25,956	35,281
Cost of revenues:
Cost of services		(11,796)	(21,387)
Cost of goods sold		(667)	—

Total cost of revenues		(12,463)	(21,387)

Gross profit		13,493	13,894

Operating expenses:
Selling and marketing expenses		(1,510)	(1,177)
General and administrative expenses		(2,123)	(4,054)
Product development expenses		(206)	(258)
Amortization of intangibles		(1,260)	(346)

Total operating expenses		(5,099)	(5,835)

Income from operations		8,394	8,059
Other income:
Net interest income		15	1,119

Income before tax		8,409	9,178
Income tax expenses	2	(3)	(20)

Income after tax		8,406	9,158
Minority interests		(43)	3

Net income attributable to shareholders		8,363	9,161

Earnings per ordinary share – basic (cents):		0.28	0.24

Earnings per ordinary share – diluted (cents):		N/A	0.22

Earnings per ADS – basic (cents):		22.1	18.8

Earnings per ADS – diluted (cents):		N/A	17.4

Weighted average number of shares used in computing EPS:
Ordinary shares, basic		3,030,769,231	3,896,200,000
Ordinary shares, diluted		N/A	4,200,355,503

ADS, basic		37,884,615	48,702,500
ADS, diluted		N/A	52,504,444

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2004	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410
Issuance of shares pursuant to Initial Public Offering	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(26,018)	—	—	—	(26,018)
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—
Net income	—	—	—	—	—	8,363	8,363

Balance as of March 31, 2004	3,800,000,000	4,872	242,061	9,452	(55)	(65,765)	190,565

Balance as of January 1, 2005	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424
Unrealized loss on available-for-sale securities	—	—	—	—	(2,314)	—	(2,314)
Net income	—	—	—	—	—	9,161	9,161

Balance as of March 31, 2005	3,896,200,000	4,995	260,867	9,452	(2,984)	(31,059)	241,271

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2004	2005
	(in thousands of U.S. dollars)
Cash flow from operating activities
Net income	8,363	9,161
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	1,260	346
Amortization of premium of debt securities	—	109
Allowance for doubtful accounts	(5)	241
Depreciation	913	1,578
Loss on disposal of property & equipment	—	81
Minority interests	43	(3)
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(2,505)	(2,112)
Prepayments	(960)	190
Deposits and other receivables	50	(267)
Due from related parties	14	—
Inventories	(138)	31
Long-term prepayments and deposits	45	—
Accounts payable	(106)	592
Other payables and accruals	(497)	1,274
Income tax payable	2	4
Deferred revenues	(23)	(25)
Due to related parties	(22)	487

Net cash provided by operating activities	6,434	11,687

Cash flow from investing activities
Payments for purchase of property & equipment	(1,012)	(2,447)
Payments for acquisitions	—	(13,707)

Net cash used in investing activities	(1,012)	(16,154)

Cash flow from financing activities
Issue of ordinary shares, net of expenses	177,295	—
Payment for outstanding listing expenses	—	(803)

Net cash provided by /(used in) financing activities	177,295	(803)

Net increase in cash and cash equivalents	182,717	(5,270)
Cash and cash equivalents, beginning of period	22,636	79,320

Cash and cash equivalents, end of period	205,353	74,050

Supplemental disclosures of cash flow information
Cash (paid)/ received during the period:
Cash paid for income taxes	—	(17)
Interest received from bank deposit and available-for-sale securities	108	800
Non-cash activities:
Property and equipment transferred from TOM Group	7	—
Outstanding payments for listing expenses	9,503	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

The accompanying unaudited consolidated financial statements have been prepared in accordance with US GAAP. A reconciliation summary of the principal differences between US GAAP and HK GAAP is presented under note 6.

The accounting policies and methods of computation are consistent with those used in the Company’s Annual Report of 2004.

2. Taxation

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years.

Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the three months ended March 31, 2005 (2004: Nil).

3. Dividends

There were no dividends declared, made or paid by the Group for the three months ended March 31, 2005 (2004: Nil).

4. Acquisition of a majority stake in Indiagames Limited (“Indiagames”)

Effective February 24, 2005, the Company, through its wholly-owned subsidiary TOM Online Games Limited, acquired 76.29% of the issued and paid-up capital of Indiagames for a cash consideration totaling US$13,731,739.

The acquisition has been accounted for using the purchase method of accounting. US$11,695,000, which represented the excess of the acquisition cost (comprising cash consideration and the professional costs) over the fair value of identifiable assets acquired and liabilities assumed, was recorded as goodwill, and the Company’s share of the results of the operations of Indiagames has been included in the Group’s consolidated financial statements from the acquisition date of February 24, 2005.

In April 2005, the Company announced that Cisco Systems Inc. and Macromedia Inc. would acquire strategic share interests in Indiagames. Cisco and Macromedia would pay a total of US$4 million for a combined stake of 18.18% in Indiagames through subscription of new shares, while the Company would not subscribe for new shares worth US$4 mn as stated in its announcement on December 17, 2004. The Company has no further commitment associated with subscription of any new shares in Indiagames.

Following Cisco and Macromedia’s investments, the Company’s share in Indiagames will be diluted to 62.42% from 76.29%. Indiagames’ original shareholders and management will continue to hold a total of 19.40% stake in the company.

5. Other subsequent events

In April 2005, the Company has obtained a bank loan facility up to an amount of US$57 mn, which is secured by available-for-sale securities with total face value of US$60 mn, and bears interest at the rate of 0.23% per annum over London Interbank Offer Rate. As of April 29, 2005, US$35 mn has been drawn down to finance acquisitions.

In April and May 2005, the Company has paid off the remaining considerations for acquisition of Puccini Group and Treasure Base Group (excluding the undetermined 2005 earn-out consideration of Treasure Base Group). The total amount is US$128,551,000, of which US$66,047,000 was paid in cash and US$47,547,000 was paid by the issue and allotment of 304,155,503 ordinary shares for the acquisition of Puccini Group, and US$14,957,000 was paid in cash for purchase of Treasure Base Group. For detailed descriptions of these acquisitions, please refer to the Company’s 2004 Consolidated Financial Statements note 6 “Business combinations”.

6. Summary of principal differences between US GAAP and HK GAAP

	Three months ended March 31
	2004	2005
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	8,363	9,161
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	1,260	—
Stock compensation cost recognized under HK GAAP*	(944)	(1,479)

Net income attributable to shareholders under HK GAAP	8,679	7,682

Earnings per ordinary share – basic (cents) under US GAAP	0.28	0.24

Earnings per ordinary share – basic (cents) under HK GAAP	0.29	0.20

*	Since January 1, 2005, the Group has adopted the newly pronounced Hong Kong Financial Reporting Standards No. 2 “Share-based Payment” (“HKFRS 2”), which requires an entity to recognize share-based payment transactions in its financial statements, including transactions with its employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at the date of grant and amortized over the vesting period. This new standard has been retrospectively applied and the comparative figures have been restated accordingly.

	Three months ended March 31
	2004	2005
	(in thousands of U.S. dollars)
Total assets under US GAAP	237,437	413,612
Reconciliation adjustments, net of tax:
Adjustment of intangibles, net	(3,151)	—
Recognition of negative goodwill arising from the acquisition of the Puccini Group	(1,540)	—

Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	5,040

Total assets under HK GAAP	232,746	418,652

	Three months ended March 31
	2004	2005
	(in thousands of U.S. dollars)
Net assets under US GAAP	190,565	241,271
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles	1,889	—
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	5,040

Net assets under HK GAAP	192,454	246,311

MANAGEMENT GUIDANCE FOR THE SECOND QUARTER OF 2005

The Company’s management estimates that its total revenues for the second quarter of 2005 will grow 5-10% quarter-on-quarter. This implies a total revenue range of between US$37.0 mn and US$38.8 mn.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the three months ended March 31, 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

DEFINITIONS

“Cisco”	means	Cisco Systems, Inc.

“Company”, “our Company”, “we”, and “TOM Online”	means	TOM Online Inc.

“Director(s)”	means	the director(s) of the Company

“GEM”	means	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means	the Rules Governing the Listing of Securities on the GEM

“Group”	means	the Company and its subsidiaries

“HK GAAP”	means	the generally accepted accounting principles in Hong Kong

“Indiagames”	means	Indiagames Limited

“Macromedia”	means	Macromedia, Inc.

“PRC” or “China”	means	the People’s Republic of China

“PRC GAAP”	means	the generally accepted accounting principles in the PRC

“Puccini”	means	Puccini International Limited

“Puccini Group”	means	Puccini International Limited and its subsidiaries

“RMB”	means	Renminbi, the lawful currency of the PRC

“SMS”	means	short messaging services, a technology that allows users to receive and sometimes transmit short text messages using their mobile phones

“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited

“Treasure Base”	means	Treasure Base Investments Limited

“US$”	means	United States dollars, the lawful currency of the United States of America

“US GAAP”	means	the generally accepted accounting principles in the United States of America

As at the date thereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong

Mr. Peter Schloss	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua

Ms. Elaine Feng	Ms. Tommei Tong	Dr. Lo Ka Shui

Mr. Fan Tai

Mr. Wu Yun	Alternate Director:

Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

TOM Online Reports First Quarter 2005 Financial Results

(Hong Kong, May 10, 2005) – TOM Online Inc., (Nasdaq: TOMO; Hong Kong GEM stock code: 8282) (“TOM Online” or “the Company”), a leading wireless Internet company in China, announced today its financial results for the first quarter ended March 31, 2005.

Financial Highlights:

•	Total revenues grew 36% from the same period in 2004 to US$35.3 million for the quarter and up 2% from the previous quarter

•	Net income grew 10% from the same period in 2004 to US$9.2 million and up 12% from the previous quarter

•	Wireless internet revenue increased by 40% to US$33.4 million from the same period last year and was up 5% compared to the previous quarter

•	Revenue from Voice-based services, including Interactive Voice Response (IVR) and Ringback Tone (RBT), increased 93% to US$11 million from the same period last year and was up 22% from the fourth quarter of 2004.

•	Gross cash and marketable securities totaled US$188.1 million at the end of the quarter

Wang Lei Lei, TOM Online Chief Executive Officer and Executive Director, said: “Our first quarter’s solid performance was the result of our focus and strategy to be the leading wireless Internet company in China. Through our diverse wireless internet service offerings and extensive distribution network, we have positioned ourselves as the leading wireless Internet company in China. In addition, we remain committed to developing our online platform with the rollout of new and innovative services for the China Internet market.”

Business Results

The Company’s unaudited consolidated revenues for the three months ended March 31, 2005 were US$35.3 million, an increase of 36% over the same period in 2004 and a growth of 2% quarter on quarter. These results included revenues from the Company’s acquisition of Indiagames which, from the end of February, contributed about one percent of the Company’s total revenues for the period. Indiagames revenues are categorized under the wireless internet services segment.

Gross profit registered a 3% increase at US$13.9 million in the quarter from the same period in 2004 but it declined 9% quarter on quarter. Gross margin was 39% during the quarter compared to 52% for the same period in 2004 and 44% for the fourth quarter of 2004. The decline in margins was mainly the result of higher network transmission cost as the volume of messages increased, and lower than expected revenue confirmation rates in its SMS and MMS product lines. To a lesser extent, gross margin was also impacted by higher content and marketing costs, as the Company built closer relationships with both media partners and end users.

Total operating expenses for the first quarter of 2005 were US$5.8 million, representing an increase of 14% from the same period in 2004 but a decrease of 29% quarter on quarter. Lower expense levels were partly due to a reduction in amortization expenses of intangibles related to prior acquisitions. Operating income declined 4% from the same period last year to US$8.1 million but it was up 13% quarter on quarter as the wireless Internet industry stabilizes from past mobile operator regulatory activities.

Net income reached US$9.2 million. This represented an increase of 10% from the same period last year and a 12% growth from the fourth quarter of 2004. Net margins rebounded to 26% in the first quarter, from 24% in the previous quarter due to lower amortization and branding expenses. Net margins in the same period last year were 32%.

US GAAP basic earnings per American Depository Share were US$18.8 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$ 0.24 cents for the quarter. Shares used in computing US GAAP basic earnings per American Depository Share were 48,702,500 shares and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 3,896,200,000.

Wireless internet revenues, including that from Indiagames for a roughly one-month period, were US$33.4 million, representing an increase of 40% from the same period in 2004 and a 5% growth quarter on quarter. Wireless internet revenues accounted for 95% of the Company’s total revenues in the first quarter. The moderate overall revenue growth was partly the result of MMS services experiencing temporary disruptions from the MISC billing platform migration, but its impacts were mitigated by the Company’s diversified revenue base generated from other wireless internet service offerings. Although margin levels declined slightly in the quarter, the Company believes its focus on developing relationships with various distribution channels and media partners, and its diverse product offerings will provide it with scale advantages in its quest to be the preferred partner of choice in China wireless Internet industry.

SMS revenues in the quarter were US$12.6 million, corresponding to a 14% decline from the same period last year before regulatory and MISC platform migration events begun. It increased 13% on a quarter on quarter basis, however. The Company believes a more stable operating environment after the migration of the SMS MISC system, together with its ability to more actively promote SMS services and leverage additional distribution partners in TV and radio, helped drive this rebound.

MMS revenues soared nearly 200% to US$1.9 million in the quarter from the same period last year. But they were 66% lower than the previous quarter as the migration to the new MMS MISC platform impacted the business in the first two months of the quarter. In March, however, the Company began to see a stabilization in its MMS business as the bulk of billing platform migration had occurred. Still, the Company would like to reiterate its view that MMS is a transitory product and it does not expect significant growth in that segment even after the MMS MISC platform becomes more stable.

WAP revenues were US$ 7.5 million in the quarter, representing an increase of 171% from the same period last year and an increase of 22% from the previous quarter. Growth in WAP services can be attributed to WAP being a major focus of mobile operators this year to drive growth of their own wireless data business in preparation for the arrival of 3G. In addition, the Company has developed branded WAP content channels with media partners, such as Reuters, which it has begun to market recently.

IVR revenues in the quarter rose to US$8.3 million, corresponding to a year-on-year growth of 46% and a quarter-on-quarter increase of 23%. Growth in IVR services can also be attributed to mobile operator promotions and broader distribution network through TOM Online’s media alliances. In addition, growth was driven by cross selling to the Company’s existing SMS user base and through product development of IVR based music services.

Revenues from RBT, which did not exist in the same period last year, rose 21% to US$ 2.7 million from the fourth quarter of 2004. Similar to WAP and IVR, RBT is a new service offering with relatively low penetration rates across the mobile industry, which the mobile operators are interested in actively developing. During the quarter, TOM Online helped premier 15 Mandarin pop music albums where RBT/IVR releases were either at the same time as the traditional distributions of these music albums or exclusively over mobile media. The Company believes this is an example of its strength in delivering innovative digital music products/services to Chinese consumers.

Effective February 24, 2005, the Company acquired 76.29% of the issued and paid-up capital of Indiagames for a cash consideration totaling about US$13.7 million. On April 29, 2005, Cisco Systems Inc. and Macromedia Inc. invested a total of US$4 million for a combined 18.18% stake in Indiagames in new shares. As a result of the investment, TOM Online will not invest an additional US$4 million in new shares. Following Cisco and Macromedia’s investments, TOM Online’s share in Indiagames will be diluted to 62.42% from 76.29%. Indiagames’ original shareholders and management will hold a 19.4% stake in the company.

For roughly the one-month period in which the Company consolidated Indiagames into its first quarter results, Indiagames generated US$445,000 in revenues, driven primarily by mobile game revenues from India, Western Europe, North America and other Asian markets.

Online advertising revenues were US$ 1.6 million in the quarter, representing a quarter on quarter decline of 22%. But they were 30% higher than that of the same period last year. The decline in online advertising revenues is attributable to the traditionally slow period in the first three months of the year during which online advertising spending is tempered across the industry.

During the quarter, the Company continued to work with Skype to develop a customized version of Skype catering to the Chinese mainland market under the TOM-Skype brand. In addition, the Company is seeking to develop TOM-Skype value added services for the China market over the coming quarters in close cooperation with Skype and Chinese telecom operators.

Moreover, the Company launched a new casual games portal to provide a platform for the various game developers in the market to reach its large online user base. The Company continued to experience solid growth in its user base during the quarter as it further enhanced its core Internet services, such as free e-mail, which have recently been upgraded with storage capacity expanded to 1.5 gigabyte and more advanced anti-spam and anti-virus features.

Jay Chang, Deputy Chief Financial Officer, commented: “In the first quarter, TOM Online again demonstrated that our diversified wireless Internet strategy allows us to weather platform migration issues while still producing respectable earnings growth on a sequential basis.”

The Company’s management estimates that its total revenues for the second quarter of 2005 will grow 5-10% quarter on quarter. This implies a total revenue of between US$37.0 and US$38.8 million for the quarter.

- ENDS -

Conference Call

Following the announcement, TOM Online’s management team will host a conference call at 10:00 AM EDT (22:00 Hong Kong Time), May 10, 2005 to present an overview of the company’s financial performance and business operations.

The dial-in number for the call is +10800-8520823 (China North), +10800-1520823 (China South), +852-22584002 (Hong Kong), +0800-0967428 (United Kingdom), +877-542-7993 (the United States). The passcode is TOM ONLINE.

The conference call will also be broadcasted live. Please visit http://ir.tom.com.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless internet services and online advertising. The company offers an array of products such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of March 31, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

Forward-Looking Statements

The Press Release and the Announcement of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 [and 1.2] to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	Audited December 31, 2004	Unaudited March 31, 2005
	(in thousand of U.S. dollars)
Assets

Current Assets:
Cash and cash equivalents	79,320	74,050
Restricted cash	—	300
Accounts receivable, net	26,369	30,111
Prepayments	4,116	4,550
Deposits and other receivables	2,343	2,841
Due from related parties	159	159
Inventories	113	81

Total current assets	112,420	112,092
Available-for-sale securities	116,471	114,048
Investment under cost method	1,494	1,494
Long-term deposits	240	240
Property and equipment, net	11,927	13,066
Deferred tax assets	348	350
Goodwill, net	158,494	170,189
Intangibles, net	1,707	2,133

Total assets	403,101	413,612

Liabilities and shareholders’ equity

Accounts payable	2,778	3,849
Other payables and accruals	10,834	12,047
Income tax payable	543	971
Deferred revenues	122	97
Consideration payables	133,613	133,613
Due to related parties	20,331	20,818

Total current liabilities	168,221	171,395

Total liabilities	168,221	171,395
Minority interests	456	946

	168,677	172,341

Shareholders’ equity:

Share capital	4,995	4,995
Paid-in capital	260,867	260,867
Statutory reserves	9,452	9,452
Accumulated other comprehensive losses	(670)	(2,984)
Accumulated deficit	(40,220)	(31,059)

Total shareholders’ equity	234,424	241,271

Total liabilities, minority interests and shareholders’ equity	403,101	413,612

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2004	2005
	(in thousand of U.S. dollars, except number of shares)
Revenues:
Wireless internet services	23,836	33,440
Advertising	1,222	1,585
Commercial enterprise solutions	830	256
Internet access	68	—

Total revenues	25,956	35,281
Cost of revenues:
Cost of services	(11,796)	(21,387)
Cost of goods sold	(667)	—

Total cost of revenues	(12,463)	(21,387)

Gross profit	13,493	13,894

Operating expenses:
Selling and marketing expenses	(1,510)	(1,177)
General and administrative expenses	(2,123)	(4,054)
Product development expenses	(206)	(258)
Amortization of intangibles	(1,260)	(346)

Total operating expenses	(5,099)	(5,835)

Income from operations	8,394	8,059

Other income:
Net interest income	15	1,119

Income before tax	8,409	9,178
Income tax expenses	(3)	(20)

Income after tax	8,406	9,158
Minority interests	(43)	3

Net income attributable to shareholders	8,363	9,161

Earnings per ordinary share – basic (cents):	0.28	0.24

Earnings per ordinary share – diluted (cents):	N/A	0.22

Earnings per ADS – basic (cents):	22.1	18.8

Earnings per ADS – diluted (cents):	N/A	17.4

Weighted average number of shares used in computing EPS:
Ordinary shares, basic	3,030,769,231	3,896,200,000
Ordinary shares, diluted	N/A	4,200,355,503

ADS, basic	37,884,615	48,702,500
ADS, diluted	N/A	52,504,444

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2004	2005
	(in thousands of U.S. dollars)
Cash flow from operating activities
Net income	8,363	9,161
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	1,260	346
Amortization of premium of debt securities		109
Allowance for doubtful accounts	(5)	241
Depreciation	913	1,578
Loss on disposal of property & equipment	—	81
Minority interests	43	(3)
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(2,505)	(2,112)
Prepayments	(960)	190
Deposits and other receivables	50	(267)
Due from related parties	14	—
Inventories	(138)	31
Long-term prepayments and deposits	45	—
Accounts payable	(106)	592
Other payables and accruals	(497)	1,274
Income tax payable	2	4
Deferred revenues	(23)	(25)
Due to related parties	(22)	487

Net cash provided by operating activities	6,434	11,687

Cash flow from investing activities
Payments for purchase of property & equipment	(1,012)	(2,447)
Payments for acquisitions	—	(13,707)

Net cash used in investing activities	(1,012)	(16,154)

Cash flow from financing activities
Issue of ordinary shares, net of expenses	177,295	—
Payment for outstanding listing expenses	—	(803)

Net cash provided by /(used in) financing activities	177,295	(803)

Net increase in cash and cash equivalents	182,717	(5,270)
Cash and cash equivalents, beginning of period	22,636	79,320

Cash and cash equivalents, end of period	205,353	74,050

Supplemental disclosures of cash flow information
Cash (paid)/ received during the period:
Cash paid for income taxes	—	(17)
Interest received from bank deposit and available-for-sale securities	108	800
Non-cash activities:
Property and equipment transferred from TOM Group	7	—
Outstanding payments for listing expenses	9,503	—

Summary of principal differences between US GAAP and HK GAAP

	Three months ended March 31
	2004	2005
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	8,363	9,161

Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	1,260
Stock compensation cost recognized under HK GAAP*	(944)	(1,479)

Net income attributable to shareholders under HK GAAP	8,679	7,682

Earnings per ordinary share – basic (cents) under US GAAP	0.28	0.24

Earnings per ordinary share – basic (cents) under HK GAAP	0.29	0.20

*	Since January 1, 2005, the Group has adopted the newly pronounced Hong Kong Financial Reporting Standards No. 2 “Share-based Payment” (“HKFRS 2”), which requires an entity to recognize share-based payment transactions in its financial statements, including transactions with its employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at the date of grant and amortized over the vesting period. This new standard has been retrospectively applied and the comparative figures have been restated accordingly.

	Three months ended March 31
	2004	2005
	(in thousands of U.S. dollars)
Total assets under US GAAP	237,437	413,612
Reconciliation adjustments, net of tax:
Adjustment of intangibles, net	(3,151)
Recognition of negative goodwill arising from the acquisition of the Puccini Group	(1,540)
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP		5,040

Total assets under HK GAAP	232,746	418,652

	Three months ended March 31
	2004	2005
	(in thousands of U.S. dollars)
Net assets under US GAAP	190,565	241,271
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles	1,889	—
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP		5,040

Net assets under HK GAAP	192,454	246,311

Media Enquiries:

Rico Ngai (International)

TOM Online Inc.

Tel: +86 6528-3399 ext 6940

Mob: +86 135-118-95354

E-mail: ricongai@tomonline-inc.com